UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-       N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: February 25, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
VanceInfo Reports Record Results for the Fourth Quarter 2009 and Full Year 2009
Beijing, February 25, 2010 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the fourth quarter ended December 31, 2009.
Fourth Quarter 2009 Financial and Operating Highlights
•	Net revenues in the fourth quarter of 2009 increased to $43.3 million, up 43.8 % from $30.1 million in the fourth quarter of 2008.

•	Operating income in the fourth quarter of 2009 was $7.2 million, up 75.0% from the fourth quarter of 2008.

•
Diluted earnings per share (“EPS”) were $0.16 in the fourth quarter, up from $0.13 in the fourth quarter of 2008. Non-GAAP diluted EPS(1) was $0.18 in the fourth quarter, up from $0.14(2) in the fourth quarter of 2008.

•	Net revenues for the full year 2009 were $148.1 million, up 44.2% from 2008.

•	Operating margin for the full year 2009 was 15.5%, up from 14.3% for 2008.

•
Net income for the full year 2009 was $21.5 million, up 33.7% from 2008. Non-GAAP net income(1) for the full year 2009 was $25.1 million, up 37.3% from 2008. Diluted EPS and non-GAAP diluted EPS for the full year 2009 were $0.52 and $0.60, respectively, up from $0.40 and $0.45(2) for the full year 2008, respectively.

•	Employees totaled 8,347, including 7,542 billable professionals, as of December 31, 2009.
“We are pleased that VanceInfo has concluded 2009 with record high revenues and profit and expanded operating margin,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “Effective business strategies and solid execution have helped overcome the sluggishness in demand from the U.S. and Japan markets, strengthen our capabilities and competitive position, and gain market share in many of our key business segments in 2009. We hope we will bring greater success and value to our clients and shareholders in 2010 and beyond.”

Fourth Quarter 2009 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the fourth quarter of 2009 and the fourth quarter of 2008 as in the following paragraphs.
Net Revenues
Net revenues were $43.3 million in the fourth quarter of 2009, up 43.8% from $30.1 million in the fourth quarter of 2008. The increase in net revenues was primarily due to continued expansion of the Company’s business in mainland China, Hong Kong and Europe.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance, and quality assurance & testing service lines. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions.
Net revenues from research and development services grew 50.1% compared with the fourth quarter of 2008 and accounted for 62.5% of the Company’s net revenues. Net revenues from applications development and maintenance were up 45.1% from the year-ago quarter.

	Three Months Ended		Three Months Ended
	December 31, 2009		December 31, 2008
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$27,042	62.5%	$18,019	59.9%
Globalization & localization	1,377	3.2%	1,096	3.7%

IT Services
Enterprise solutions	4,143	9.6%	3,845	12.8%
Application development & maintenance	7,158	16.6%	4,932	16.4%
Quality assurance & testing	2,431	5.6%	2,026	6.7%

Other Solutions & Services	1,102	2.5%	156	0.5%

Total net revenues	$43,253	100.0%	$30,074	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, China (including Hong Kong and Taiwan) is the Company’s largest geographic market, accounting for $18.9 million or 43.8% of the net revenues in the fourth quarter of 2009, followed by 34.7% from clients headquartered in the United States, 16.0% in Europe and 5.0% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 76.3% of the net revenues in the fourth quarter of 2009, while the United States accounted for 17.9%.
Largest Clients
Revenues from the top five clients totaled 56.9% of net revenues in the quarter, compared to 56.0% in the fourth quarter of 2008.
Gross Profit and Gross Margin
Gross profit in the fourth quarter of 2009 was $16.3 million, an increase of 41.6% from $11.5 million in the fourth quarter of 2008. Gross margin was 37.7% in the fourth quarter of 2009, compared to 38.3% in the fourth quarter of 2008. As a reflection of the company’s cost optimization efforts and the stabilization of the pricing environment, the decline in gross margin was narrowed down to 58 basis-point year-over-year in the fourth quarter from 89 basis-point in the third quarter of 2009 (excluding the one-time effect associated with Expedia account).
Operating Expenses
Selling, general and administrative expenses totaled $10.0 million in the fourth quarter of 2009, up 32.8% from $7.6 million a year ago.
Operating Income and Operating Margin
Operating income in the fourth quarter of 2009 was $7.2 million, up 75.0% from $4.1 million in the fourth quarter of 2008. Operating margin was 16.6% in the fourth quarter of 2009, up from 13.7% in the fourth quarter of 2008. Excluding the impact of government subsidies, the operating margin increased approximately 123 basis points, primarily attributable to effective cost control and enhanced operating leverage.

Provision for income taxes
The provision for income taxes was $0.7 million in the fourth quarter of 2009, compared to $0.3 million of tax credit in the fourth quarter of 2008. As previously disclosed, the Company recorded an income tax reversal of approximately $0.7 million in the prior-year period. The effective tax rate for the fourth quarter of 2009 was 9.3%.
Net Income and EPS
Net income in the fourth quarter of 2009 was $6.7 million, up 27.5% from $5.2 million in the fourth quarter of 2008. Non-GAAP net income was $7.9 million, up 36.1% from $5.8(2) million a year ago. Excluding the effect of the tax reversal in the prior-year period, net income and non-GAAP net income would have grown 46.5% and 45.1%, respectively, on a year-over-year basis.
Diluted EPS was $0.16 in the fourth quarter of 2009, compared with $0.13 in the fourth quarter of 2008. Non-GAAP diluted EPS was $0.18 in the fourth quarter of 2009, compared with $0.14(2) in the fourth quarter of 2008.
Cash and Cash Flow
As of December 31, 2009, VanceInfo had cash and cash equivalents, term deposits and short-term investments totaling $86.2 million. Operating cash flow in the fourth quarter of 2009 was a net inflow of approximately $7 million. Capital expenditure totaled $2.6 million in the quarter.
Days sales outstanding (“DSO”) was 113 days (3) for the fourth quarter of 2009.
Full Year 2009 Financial Results
Net Revenues
Net revenues for the full year of 2009 were $148.1 million, up 44.2% from $102.7 million in 2008. The increase was driven primarily by strong organic growth in mainland China and Europe and expansion of business in Hong Kong through acquisition.

Net Revenues by Service Lines

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$90,581	61.2%	$60,808	59.2%
Globalization & localization	5,118	3.5%	4,259	4.2%

IT Services
Enterprise solutions	14,429	9.7%	13,542	13.2%
Application development & maintenance	26,373	17.8%	17,061	16.6%
Quality assurance & testing	7,807	5.3%	6,717	6.5%

Other Solutions & Services	3,758	2.5%	276	0.3%

Total net revenues	$148,066	100.0%	$102,663	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, China (including Hong Kong and Taiwan) has become the Company’s largest geographic market, accounting for $59.4 million or 40.1% of the net revenues in 2009, followed by 38.3% from clients headquartered in the United States, 15.6% in Europe and 5.7% in Japan.
Largest Clients
Revenues from the top five clients totaled 56.3% of the Company’s net revenues in 2009, compared to 53.8% in 2008.
Gross Profit and Gross Margin
Gross profit for the full year of 2009 was $55.9 million, an increase of 40.6% from 2008. Gross margin was 37.8% in 2009, compared to 38.7% in 2008. Excluding the one-time transitional effect of the Expedia account in the third quarter 2009, the gross margin would have been 38.1% for 2009, reflecting the pricing pressure from a number of U.S. headquartered clients during the year.
Operating Expenses
Selling, general and administrative expenses were $34.7 million in 2009, up 34.0% from $25.9 million in 2008.

Operating Income and Operating Margin
Operating income in 2009 was $22.9 million, up 55.6% from $14.7 million in 2008. Operating margin was 15.5% for 2009, up 113 basis points from 14.3% for 2008.
Net Income and EPS
Net income for the full year 2009 was $21.5 million, up 33.7% from $16.1 million in 2008. Net margin was 14.5% in 2009, compared with 15.7% in 2008. Non-GAAP net income(1) was $25.1 million for the full year of 2009, up 37.3% from $18.3 million in 2008. Non-GAAP net margin(1) was 17.0%, compared with 17.8% in 2008. The decrease in net margin and non-GAAP net margin was primarily due to lower interest income in 2009.
Diluted EPS in 2009 was $0.52, up from $0.40 in 2008. Non-GAAP diluted EPS(1) was $0.60 in 2009, up from $0.45(2) in 2008.
Recent Development
Strategic Investment in Financial Service Solutions Provider
In February 2010, VanceInfo, through one of its subsidiaries, made a strategic investment in Beijing Viatt Information Technology Co. Ltd (“Viatt”), an IT services and solution provider for Chinese domestic financial institutions.
Under the terms of the agreement, VanceInfo made a loan of approximately $0.4 million, which is convertible into a 20% stake in Viatt with an exclusive right to acquire the remaining 80% of the equity in the next 12 to 18 months at VanceInfo’s sole discretion.
Preliminary Agreements Related to Acquiring Premises in Beijing
VanceInfo, through its wholly owned subsidiary, VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, entered into two preliminary agreements with a Beijing-based developer in late 2009 relating to VanceInfo Beijing’s proposed acquisition of the use right to a parcel of land with 37,492 square meters of permitted floor space in Zhongguancun Software Park in Beijing. The Company plans to build a new office complex on the premises, which is to serve as VanceInfo’s new headquarters. Under the agreements, VanceInfo Beijing will pay approximately RMB119.3 million (or US$17.5 million) relating to the land use right, payable in installments upon obtaining the required governmental approval. The Company expects an enhanced development environment and significant cost savings upon completion of the project. Currently, the necessary governmental permits are being applied for. Given the initial application stage, there is significant uncertainty regarding whether or when these governmental permits will be obtained.

Outlook for the First Quarter and Full Year 2010
•	First quarter 2010 net revenues to be between $43 million and $44 million, representing a 43% to 46% increase from the corresponding period in 2009.

•
First quarter 2010 diluted EPS to be between $0.13 and $0.14 on a GAAP basis, representing a 30% to 40% increase from the corresponding period in 2009; and non-GAAP diluted EPS excluding share-based compensation to be between $0.15 and $0.16, based on 42.9 million total ADS-equivalent average shares outstanding.

•	The first quarter guidance reflects strong seasonality effect from the extended Chinese New Year holiday as the Company’s revenue contribution from China increased significantly during the past year.

•	2010 net revenues to be between $192 million and $205 million, representing a 30% to 38% increase from 2009.

•	2010 diluted EPS to be between $0.66 and $0.70 on a GAAP basis, and between $0.75 and $0.79 on a non-GAAP basis, based on 43.4 million total ADS-equivalent average shares outstanding.

•	The EPS outlook assumes an effective income tax rate between 8.5% and 10.5%.
Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Standard Time (EST) on Thursday, February 25, 2010 (8:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
- U.S. Toll Free Dial-in Number: + 1 800.706.7749
- International Dial-in Number: +1 617.614.3474
- Hong Kong Dial-in Number: +852 3002-1672
Passcode: Vance
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until March 4, 2010 at +1 888.286.8010 or +1 617.801.6888, passcode: 93824149.
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2008 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the First Quarter and Full Year 2010” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of February 25, 2010, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration and a non-recurring transitional cost in connection with the services to Expedia. The non-GAAP net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

[1]
Non-GAAP net income, EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration and a non-recurring transitional cost in connection with the services to Expedia. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

[2]	Adjustments have been made to non-GAAP measures in prior periods to be consistent with current period presentation.

[3]	Calculated by dividing average accounts receivable, net of advance from customers and billing in excess of cost and estimated earnings, by the period’s annualized gross revenues before business tax.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	December 31,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$64,057	$79,963
Term deposits	10,000	1,466
Short-term investments	12,122	—
Accounts receivable	60,524	36,827
Other current assets	8,378	3,369

Total current assets	155,081	121,625
Property and equipment, net	15,000	11,260
Goodwill and other intangible assets	32,522	19,695
Other long-term assets	2,588	2,871

Total assets	$205,191	$155,451

Liabilities and shareholders’ equity
Current liabilities	$32,659	$22,062
Other liabilities	9,970	1,886

Total liabilities	42,629	23,948
Shareholders’ equity (a)	162,562	131,503

Total liabilities and shareholders’ equity	$205,191	$155,451

Note:

(a)	As of December 31, 2009, there were 39,888,092 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008(a)

Net revenues	$43,253	$30,074	$148,066	$102,663
Cost of revenues (b)	26,929	18,549	92,171	62,911

Gross profit	16,324	11,525	55,895	39,752

Selling, general and administrative expenses (b)	10,048	7,568	34,710	25,905
Change in fair value of contingent consideration	62	—	62	—
Other operating income	982	155	1,754	858

Income from operations	7,196	4,112	22,877	14,705

Interest income	191	334	856	2,028
Interest expenses	18	2	86	69
Exchange differences	(61)	441	(119)	703

Income before income taxes and earnings in equity investment	7,308	4,885	23,528	17,367
Provision for income taxes	683	(318)	2,089	1,298

Income before earnings in equity investment	6,625	5,203	21,439	16,069
Earnings in equity investment	34	20	69	20

Net income	$6,659	$5,223	$21,508	$16,089
Net (income)/loss attributable to noncontrolling interest	—	—	—	84

Net income attributable to VanceInfo Technologies Inc.	$6,659	$5,223	$21,508	$16,173

Earnings per share
Basic — ordinary shares	$0.17	$0.14	$0.56	$0.43
Diluted — ordinary shares	0.16	0.13	0.52	0.40

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	39,130	37,315	38,389	37,276
Diluted — ordinary shares	42,716	40,238	41,576	40,696
Notes:

(a)
Amount in relation to noncontrolling interest, formerly referenced to as minority interest, for the year ended December 31, 2008 is reclassified in accordance with guidance issued by FASB regarding noncontrolling interests in consolidated financial statements, which was adopted by the Company on January 1, 2009.

(b)
Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $2,023 and $1,138 for the three months ended December 31, 2009 and 2008, respectively and $6,028 and $3,917 for the year ended December 31, 2009 and 2008, respectively.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended December 31, 2009				Three Months Ended December 31, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$6,659	$1,216	(a)	$7,875	$5,223	$562	(c)	$5,785	(f)
Net margin	15.4%	2.8%	(a)	18.2%	17.4%	1.8%	(c)	19.2%	(f)
Diluted EPS	$0.16	$0.02	(e)	$0.18	$0.13	$0.01	(e)	$0.14	(f)

	Year Ended December 31, 2009				Year Ended December 31, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$21,508	$3,627	(b)	$25,135	$16,089	$2,214	(d)	$18,303	(f)
Net margin	14.5%	2.5%	(b)	17.0%	15.7%	2.1%	(d)	17.8%	(f)
Diluted EPS	$0.52	$0.08	(e)	$0.60	$0.40	$0.05	(e)	$0.45	(f)
Notes:

(a)
Adjustment to exclude acquisition related intangible assets amortization expense of $722, change in fair value of contingent consideration of $62 and share-based compensation of $432 from operations in the unaudited condensed consolidated statements of operations.

(b)
Adjustment to exclude acquisition related intangible assets amortization expense of $1,668, a one-time transitional cost of $332 associated with services to Expedia, change in fair value of contingent consideration of $62 and share-based compensation of $1,565 from operations in the unaudited condensed consolidated statements of operations.

(c)
Adjustment to exclude acquisition related intangible assets amortization expense of $211 and share-based compensation of $351 from operations in the unaudited condensed consolidated statements of operations.

(d)
Adjustment to exclude acquisition related intangible assets amortization expense of $823 and share-based compensation of $1,391 from operations in the unaudited condensed consolidated statements of operations.

(e)
Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(f)	The non-GAAP net income, net margin and diluted EPS for prior periods have been reclassified so that the presentations are consistent with those of current period.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(Unaudited)

	Three Months Ending March 31, 2010						Year Ending December 31, 2010
	GAAP		Adjustments		Non-GAAP		GAAP		Adjustments		Non-GAAP
	Range of				Range of		Range of				Range of
	Estimate				Estimate		Estimate				Estimate
	From	To			From	To	From	To			From	To
Diluted EPS (a)	$0.13	$0.14	$0.02	(b)	$0.15	$0.16	$0.66	$0.70	$0.09	(b)	$0.75	$0.79
Notes:

(a)	Based on 42.9 million and 43.4 million total ADS-equivalent average shares outstanding for the first quarter and full year 2010, respectively.

(b)
Reflects estimated adjustment for acquisition related intangible assets amortization expense and share-based compensation expenses of approximately $0.9 million for the first quarter 2010 and $4.2 million for the full year 2010.

For further information, please contact:
Melissa Ning
Senior Director, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com